SOL BOARDS, INC.

FINANCIAL STATEMENTS
(REVIEWED)

AS OF AND FOR THE YEARS ENDED
December 31, 2020 and 2019

SOL BOARDS, INC.
Index to Financial Statements

Sol Boards Inc.

Balance Sheet Summary

See accompanying Independent Review Report

December 31, 2020 and 2019

	As of Dec. 31, 2020	As of Dec. 31, 2019
ASSETS		
Current Assets		
Bank Accounts	$48,900.74	$106,935.90
Accounts Receivable	$311,191.31	$176,877.49
Inventory & Other Current Assets	$90,800.00	$140,900.00
Total Current Assets	**$450,892.05**	**$424,713.39**
Fixed Assets	$359,666.41	$461,987.65
Other Assets	$11,348.92	$51,322.25
TOTAL ASSETS	**$821,907.38**	**$938,023.29**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$471,623.47	$518,506.01
Long-Term Liabilities	$2,328,763.61	$2,067,478.41
Total Liabilities	**$2,800,387.08**	**$2,585,984.42**
Equity	-$1,978,479.70	-$1,647,961.13
TOTAL LIABILITIES AND EQUITY	**$821,907.38**	**$938,023.29**

Sol Boards Inc

Statement of Operations

For the Years Ended 2020 & 2019

	2020	2019
NET REVENUE	$1,041,894.39	$1,130,454.00
COST OF SALES	$684,137.54	$678,587.50
GROSS PROFIT	**$357,756.85**	**$451,866.50**
OPERATING EXPENSES		
Advertising, Promotion & Development	$40,472.73	$56,847.15
Auto	$9,294.15	$24,642.46
Bank, Capital Fundraising & Business Permits	$13,899.44	$15,813.85
Commissions	$33,242.07	$8,610.42
Computer, Internet, Subscriptions & Equipment Rental	$38,531.37	$29,144.79
Insurance	$89,706.99	$97,070.87

Meals, Miscellaneous, Office Supplies, & Shipping	$11,665.58	$7,315.86
Officer Comp, Salaries, Wages, Payroll Taxes & Contract Labor	$201,149.03	$66,053.92
Consulting, Legal, & CPA Fees	$2,170.50	$34,719.84
Payroll Service Fees & Taxes Paid	$399.78	$1,351.45
Rent, Bad Debt, Repairs, Telephone & Utilities	$74,919.85	$55,931.49
Travel	$10,172.82	$32,841.49
Interest & Amortization Expense	$133,452.58	$149,859.21
Loan Fees, Purchases, Small Tools & Other Business Expenses	$22,175.01	$23,356.13
TOTAL OPERATING EXPENSES	**$681,251.90**	**$603,558.93**
NET INCOME BEFORE DEPRECIATION AND OTHER INCOME	**-$323,495.05**	**-$151,692.43**
Depreciation & Other Misc Expense	-$103,128.95	-$112,387.66
Other Income & BeachBoard Sale	$144.48	$1,000,000.00
NET INCOME	**-$426,479.52**	**$735,919.91**

Sol Boards Inc

Statement of Changes in Shareholders' Equity/Deficit

See accompanying Independent Review Report

For the calendar years ended December 31, 2020

	Capital Invested	Accumulated Deficit	Total Net Shareholder's Equity (Deficit)

BALANCES - Beginning 2020	$3,464,669.00	($5,112,630.13)	($1,647,961.13)
New Issuances of Equity	$95,960.95		$95,960.95
Net Loss		($426,479.52)	($426,479.52)
BALANCE - End of 2020	$3,560,629.95	($5,539,109.65)	($1,978,479.70)

Sol Boards Inc.

Statement of Cash Flows

January - December 2020

	Total
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	($426,479.52)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Increase / Decrease Accounts Receivable	($134,313.82)
Increase / Decrease Inventory Used Boards for Sale	$50,100.00
Increase / Decrease Accum Depr - Managed Fleet	$99,433.17
Increase / Decrease Accum Depr - Equipment	$2,888.07
Increase / Decrease Accum Amortization	$433.33
Increase / Decrease Accounts Payable	$2,786.18
Increase / Decrease BayCap Loan	($6,886.00)
Increase / Decrease Time Payment Corp. Loan	($5,336.08)
Increase / Decrease Payroll Tax Liabilities	$184.00
Increase / Decrease ExWorks Line of Credit	($10,613.69)
Increase / Decrease Golf Capital Group Loans Payable	($55,752.98)
Increase / Decrease Accrued Payroll	$369.75
Increase / Decrease State Tax	$28,366.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**($28,341.79)**
Net cash provided by operating activities	**($454,821.31)**
INVESTING ACTIVITIES	
Security Deposits	($5,460.00)
Loan Receivable - BeachBoard sale	$45,000.00
Net cash provided by investing activities	**$39,540.00**
FINANCING ACTIVITIES	
Interest Payable - Long Term	$88,067.20
EIDL Loan Payable	$149,900.00
PPP Loan Payable	$23,318.00
Paid In Capital	$95,960.95
Opening Balance Equity	$0.00
Net cash provided by financing activities	**$357,246.15**
Net cash increase for period	**($58,035.16)**

Cash at beginning of period	$106,935.90
Cash at end of period	**$48,900.74**

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

<u>Basis of Presentation and Going Concern</u>

Now entering its 7th season of offering GolfBoard for sale, lease, and rent, Sol Boards Inc. (the "Company") remains subject to a number of risks similar to those of other early stage start-up companies, including dependence on key individuals, successful product development, effective marketing and branding, generation of revenues, dependence on outside sources of financing, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. Ultimately, the attainment of profitable operations is dependent on future events, including the Company effectively increasing revenue by several new initiatives such as GolfBoard seasonal rentals, pay-per-use rentals, revenue share program, and reservation system.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced recurring losses since its inception every year except in 2019 due to the added benefit of selling its BeachBoard brand for $1 million. Overall, 2020 was a challenging year for Sol Boards but the Company made it through with a minimal downturn in revenue.

With the negative economic impact of the COVID pandemic, for the year ended December 31, 2020, the Company incurred a net loss of -$323,495 (prior to depreciation of -$103,128 and other income of $144), a decrease of -$171,802 vs. prior year. After depreciation and other income, the Company had a Net Loss of -$426,479. This decline was largely due to golf courses and resorts losing much of their banquet and F&B revenue because of COVID restrictions, forcing them to defer investment in new equipment (such as GolfBoards) in order to minimize costs.

While the COVID impact to the Company's bottom line was unfavorable, Sol Boards' revenue was fortunately only slightly disrupted by the changing business environment, with some aspects of operations positively benefited. For example, GolfBoard is a single rider transportation device ideal for social distancing. In 2020, due to travel advisories and restrictions, our GolfBoard Sales Representatives and Company employees were largely forced to do most new business presentations via email and digital outreach, vs. face-to-face meetings in prior years. This change from in person presentations to virtual sales has reduced some operating expenses, including lowering tradeshow costs -$22K (-71%), as well as reducing travel expenses by -$22K (-69%), plus reducing automobile expenses by another -$15K (-62%), while still maintaining 92.2% of prior year GolfBoard revenue; $1,041,894 in 2020 vs. $1,130,454 in 2019 (-$88,560 / -7.8%).

The success of minimizing our 2020 COVID revenue impact was largely due to a significant increase in the purchase of refurbished personal use boards which grew from only $3.7K in 2019 to $216.6K in 2020. This large increase in the sale of personal use GolfBoards was due in part to golf cart rental shortages created by single rider per cart COVID restrictions. Some high net worth individual buyers ordered new or refurbished GolfBoards for personal use in order to ensure they would not be dependent on renting golf carts, which would likely be unavailable.

Fortunately, as of the end Q1 2021, the Company looks to be off to a promising start, with revenue more than double the prior year ($241K in 2021 vs. $112K in 2019), with positive Net Income for Q1 2021 of $47K vs a loss of -$118K in the prior year. So, providing we can effectively address our short-term parts challenges caused by this quickly increasing demand, the Company should be able to get back on track in 2021.

To help ensure going forward the Company has sufficient cash to pay all its operating expenses, we secured an Economic Injury Disaster Loan (EIDL Loan) of $149,900 in 2020, as well as Payroll Protection Program Loan (PPP Loan) of $23,318. In addition, the Company acquired paid in capital through its REG CF fund raising activity of $95,960. With this additional funding, the Company had $48,900 of cash in the bank as of yearend December 31st, 2020.

Since inception, the Company has supplemented gross profits generated through operations with financing activities, principally paid in capital via Crowdfunding, and debt to finance its fleet of company owned GolfBoards. While the Company has taken steps over the past few years to reduce operating costs, in 2020 operating expenses increased $77,692 (13%), largely due to the development of a new west coast service center leading to higher rent and payroll costs.

Management expects it to be very difficult to further reduce operating costs, so that until revenue significantly increases via its seasonal rental, pay-per use rental, and profit-sharing programs, the company is likely to incur additional future losses. However, the Company expects to soon expand its REG CF fund raising activity, targeting another $300,000 of paid in capital in 2021 to help fund operations.

The Company made great strides in repaying its loan from ExWorks Capital, which has been reduced to $152,332 as of 3/31/2021, vs. its high of $645,000 in October 2016. The Company is working with ExWorks Capital to extend is loan agreement to June 30th, 2022, which is currently due June 30th, 2021. ExWorks has indicated it will extend the term of its loan, providing the Company provides a payment schedule that reasonably aligns with the Company's future plans to raise working capital via a regulation crowdfunding security offering (REG CF) which will be used in part to retire the ExWorks high interest debt.

So far in 2021, the Company has averaged $32,500 per month in operating costs (excluding the additional variable costs for cost of goods sold (COGS), commissions, and shipping fees). However, due to unknown variables, such as supply chain delays of overseas parts (specifically lithium ion batteries), delayed payments on receivables, and a long sales cycle, the precise amount and timing of the funds needed for working capital cannot be determined accurately. The Company's additional cash needs and will depend on a number of factors, including the market demand for the Company's products (which may be negatively impacted by a second wave of Coronavirus infections), and the Company's ability to make sales, encourage courses to rent boards via its seasonal rental, pay-per-use programs, as well as participate in its revenue share program.

The company intends to immediately raise up to $300k of additional funds through its planned extension of its current REG CF offering and then subsequently raise up to an additional $5M via follow-on stock offerings to help finance an increase of its rental and revenue sharing fleet, product development, and growth of its non-golf product offerings.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale, lease, and rental of its board products across its various sales channels (e.g., direct and online) in both domestic and international markets when (a) persuasive evidence that an agreement exists, (b) the service has been performed, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

With the formation of the stock-based compensation plan, the company intends to account for stock options under ASC 718 Share Based Payment. Current published financials depart from GAAP in this manner until procedures to do so are implemented.

The Company plans to account for stock options issued to employees under ASC 718 Share Based Payment. Under the ASC 718 Share Based Payment compensation cost to employees is measured at the grant date based on the estimated fair value of the award. The fair value of each stock option or warrant award will be estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to potential U.S. Federal, state and local income tax examinations by tax authorities from January 1, 2015.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory
The company maintains a fleet of proprietary personal recreational vehicles, which are deployed at various locations around the United States. These vehicles are reported on the financial statements at fair value. As the Company's major product is a new category in the market, with minimal history of resale, fair value is calculated at cost basis less depreciation.

Debt
The Company has multiple sources of debt financing, which may include long-term equipment loans, short term PO financing, short term receivables financing, long-term Accounts Payable, deferred payroll, and traditional convertible notes. The aggregate value of all such current Company commitments is approximately $3M.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not have any long-term contractual obligations or commitments beyond the debt described above.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of 9,600,000 shares of our common stock with par value of $0.00001. As of April 29th, 2020, the company has issued (and / or has warrants and options) 9,055,677 shares of our common stock on a fully diluted basis providing all outstanding warrants and options are executed.

Shareholder Loans. Several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are included on the Company's balance sheet.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 29th, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.
.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization

   Sol Boards, Inc. was formed in 2012 in the State of California and subsequently moved its headquarters to Bend, Oregon as of 2013. As per the Company's amended bylaws, the Company's Chairman has financial oversight and control regarding the use of: (i) the proceeds of any debt or equity raised by the Corporation ("Outside Funds"); and (ii) all proceeds received by the Corporation from the sale of its products ("Sales Proceeds"); with said financial control including, without limitation, the right and authority of the Board Chair to establish and control one or more segregated accounts into which such Outside Funds and Sales Proceeds are deposited and maintained, and from which the Board Chair may cause such Outside Funds and Sales Proceeds to be dispersed for the Corporation's purposes.

   Fiscal Year End

   Company has a fiscal year end of December 31st.

   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2020

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to which deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax basis of assets and liabilities and financial reporting amounts at each year end.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization and include expenditures that substantially increase the useful life of existing property and equipment. Maintenance, repairs, and minor renovations are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the results of operations. The Company provides for depreciation of property and equipment using the straight-line method over the estimated useful lives or the term of the lease, as appropriate, which is 5 years for equipment.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Accounts Receivable

As of 4/21/2020, the Company reports approximately $282K of receivables, of which, $197K is older than 90 days. We intend to make best efforts to collect on these invoices, but the recent economic shut down due to the global Coronavirus pandemic may make collecting on some of the oldest invoices (more than 1-year) increasingly difficult. The Company has recently issued collection notices on some of the delinquent receivables and has seen a small level of initial response. However, the Company has decided it is best to allow their clients to get further into their peak season before "ramping up" collection efforts.

We will continue to analyze the age of customer balances, historical bad-debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If we determine that the financial conditions of any of our customers has deteriorated, whether due to customer-specific or general economic issues, an increase in the allowance for doubtful accounts and/ or bad debts, may be made. Accounts receivable will be written off when all collection attempts have failed.

Foreign Currency

The functional currency of the Company is the United States dollar.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Most importantly, the Coronavirus pandemic has initially negatively impacted the Company's sales efforts due to travel restrictions which made live face-to-face GolfBoard demonstrations impossible. Consequently, during this period of travel restrictions, the Company became increasingly dependent on digital outreach marketing, ecommerce, and trade in sales from current clients. While digital marketing and online sales should continue to grow, the volume of trade in sales may decline as the Company fully "mines" the limited number of current clients approaching the end of their existing GolfBoard lease.

While the Company has seen some recent increase in demand for its boards from individual buyers who see GolfBoard as a perfect solution of social distancing, the recent global

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2020

economic shutdown has led to a parts supply shortage for several key components of the GolfBoard, which may be difficult to quickly replenish, and therefore delay delivery of future board orders (potentially negatively impacting sales and/or resulting in order cancelations). The Company is already, for example, experiencing a near term short fall of lithium ion batteries, which are manufactured overseas and potentially have a 1-3-month lead time for fulfillment. Management is making best efforts to adjust its battery design, as well as work with multiple vendors to secure new batteries as soon as possible.

A second wave of Coronavirus outbreaks could lead to a future downturn in demand, as golf course and resort revenue will be negatively affected, as they are typically forced to reduce or shutdown their banquet, liquor, and food operations. Additionally, scooter and electric bike competitors to GolfBoard may be encouraged to do steep discounting to get rid of aging inventory. This discounting may put negative pressure on GolfBoard profit margins, if the Company finds it necessary to also provide its clients discounts to match that of the competition. If Coronavirus conditions return in 2021 (or any future years), it will adversely affect the Company's financial condition and negatively impact results of operations.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

Impairment of Long-Lived and Intangible Assets

The Company reviews its long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are not considered recoverable, the Company will recognize an impairment charge that is measured by the amount by which the carrying amount exceeds the fair value of the assets. Patents are amortized on a straight-line basis over a period of up to ten years.

Warrants & Options

Since its formation, the Company issued warrants for Class A stock to early investors, strategic partners, and institutional investors, as an incentive to provide early stage debt to the company, as well as issued options for Class A stock as incentives to key management.

These warrants and options are included in the total number of shares on a fully diluted basis as per the Company's Capitalization Table (below).

Sol Boards Inc.
Capitalization Table
As of 4.29.2021

	3.10.2021			On Execution of all Warrants & Options		
				Fully Diluted		
	# of Shares	Ownership % A	Ownership % All	# of Shares	Ownership % A	Ownership % All
Management & Directors (*)						
John Wildman, *Chairman & CEO*	-	0.0%	0.0%	512,223	7.3%	5.7%
Don Wildman, Co-*Founder*	700,386	32.0%	16.7%	1,027,008	14.6%	11.3%
Jeff Dowell, *President & COO*	-	0.0%	0.0%	482,322	6.9%	5.3%
Dean Fuschetti and Family, *Director*	413,595	18.9%	9.8%	2,303,684	32.7%	25.4%
Paul Hodge, Co-Founder	355,192	16.3%	8.4%	355,192	5.0%	3.9%
Star Faraon, Director	371,688	17.0%	8.8%	371,688	5.3%	4.1%
Laird Hamilton, Co-Founder	27,401	1.3%	0.7%	150,676	2.1%	1.7%
Mike Radenbaugh	243,589	11.1%	5.8%	243,589	3.5%	2.7%
Jeff Harbertson	-	0.0%	0.0%	10,000	0.1%	0.1%
Luan Phem, *Advisor*	-	0.0%	0.0%	39,144	0.6%	0.4%
John Bottorff	-	0.0%	0.0%	135,728	1.9%	1.5%
Ali Fakharim, Advisor	-	0.0%	0.0%	6,570	0.1%	0.1%
James Williams	-	0.0%	0.0%	6,570	0.1%	0.1%
Approved For Mgmt., Unallocated & Unvested*	-	0.0%	0.0%	167,760	2.4%	1.9%
Management & Directors/Founders	2,111,850	96.6%	50.2%	5,812,154	82.6%	64.2%
Other Shareholder	73,490	3.4%	1.7%	676,021	9.6%	7.5%
ExWorks Warrants	-	0.0%	0.0%	277,922	4.0%	3.1%
Microcast Technologies Corporation -*Earned but not issued*	-	0.0%	0.0%	269,000	3.8%	3.0%
Total Class A Shares	2,185,340	100.0%	52.0%	7,035,097	100.0%	77.7%
Class B Shareholders Title III	799,000		19.0%	799,000		8.8%
Class B Shareholders 506C	996,580		23.7%	996,580		11.0%
Class B Shareholders Title III (2020 / 2021)	225,000		5.3%	225,000		2.5%
Total Class B Shares	2,020,580		48.0%	2,020,580		22.3%
Total Outstanding Shares	4,205,920		100.0%	9,055,677		100.0%

(*) Shares listed as "Unallocated & Unvested" were awarded pursuant to a Stock Option plan.

1. COMMITMENTS AND CONTINGENCIES

   <u>Legal Matters</u>

   The Company may, from time to time, become involved in various legal proceedings in the normal conduct of its business. The Company is not currently involved with, and does not know of, any significant pending or threatening litigation against the Company.

   The Company has raised equity capital in an offering under Regulation Crowdfunding pursuant to the requirements of Section 4(a)(6) of the Securities Act of 1933, which exempts the offer and sale of securities from certain registration requirements. In the event the Company fails to comply with the rules, regulations and requirements promulgated by the governing authorities associated with this exempt offering, regulators may require the Company to remediate a lack of compliance, which could have a material impact to the Company's consolidated financial position or results of operations.

2. INCOME TAXES

   As of December 31, 2020, the Company has calculated a deferred tax asset of approximately $715K.

3. RELATED PARTY TRANSACTIONS

   During Q1, 2018, Microcast Technologies Corporation (MTC) provided the Company deferred payment terms for boards delivered to one U.S. client, as well as 2 international clients in total of $113,271.84, which as of April 29th, 2021 has not yet been paid. This long-term liability is reflected on the Company's balance sheet as "MTC orders fulfilled but not paid."

CERTIFICATION

I, John Wildman, the Chairman and CEO of Sol Boards Inc., hereby certify that the financial statements of Sol Boards, Inc. and notes thereto for the periods ending December 31st, 2020 and December 31st, 2019 included in this Annual Report are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of April 2021 (Date of Execution).

(Signature)

(Title) Chairman & CEO

(Date) 4/29/2021